Item 77E
Salomon Brothers Emerging Market Income Fund II Inc.


Regulatory Matters
On May 31, 2005, the U.S. Securities and Exchange Commission ("SEC") issued an order in connection with the settlement of an administrative proceeding against Smith Barney
Fund Management LLC ("SBFM") and Citigroup Global Markets Inc. ("CGM") relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds (the "Affected Funds").
The SEC order finds that SBFM and CGM willfully violated
Section 206(1) of the
Investment Advisers Act of 1940 ("Advisers Act"). Specifically, the order finds that SBFM and CGM knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group ("First Data"), the Affected Funds' then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management ("CAM"), the
Citigroup business unit that, at the time, included the Fund's investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and
CGM. The order also finds that SBFM and CGM willfully violated Section 206(2) of the
Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Affected Funds' boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Affected Funds' best interests and that no viable alternatives existed. SBFM and CGM do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.
The SEC censured SBFM and CGM and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order requires Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining
$183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC. At this time, there is no certainty as to how the above-described proceeds of the settlement will be distributed, to whom such distributions will be made, the methodology by which such distributions will be allocated, and when such distributions will be made.
The order also required that transfer agency fees received from the Affected Funds since
December 1, 2004 less certain expenses be placed in escrow and provided that a portion of such fees might be subsequently distributed in accordance with the terms of the order. On
April 3, 2006, an aggregate amount of approximately $9 million was distributed to the
Affected Funds.
The order required SBFM to recommend a new transfer agent contract to the Affected
Funds' boards within 180 days of the entry of the order; if a Citigroup affiliate submitted a proposal to serve as transfer agent or sub-transfer agent, SBFM and CGM would have been required, at their expense, to engage an independent monitor to oversee a competitive bidding process. On November 21, 2005, and within the specified timeframe, the Fund's
Board selected a new transfer agent for the Fund. No Citigroup affiliate submitted a proposal to serve as transfer agent. Under the order, SBFM also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004.
Although there can be no assurance, SBFM does not believe that this matter will have a material adverse effect on the Affected Funds.
This Fund is not one of the Affected Funds and therefore did not implement the transfer agent arrangement described above and therefore has not received and will not receive any portion of the distributions.
On December 1, 2005, Citigroup completed the sale of substantially all of its global asset management business, including SBFM, to Legg Mason Inc.
Other Matters
On September 16, 2005, the staff of the SEC informed SBFM and Salomon Brothers
Asset Management Inc ("SBAM") that the staff is considering recommending that the
SEC institute administrative proceedings against SBFM and SBAM for alleged violations of Section 19(a) and 34(b) of the Investment Company Act (and related Rule 19a-1). The notification is a result of an industry wide inspection by the SEC and is based upon alleged deficiencies in disclosures regarding dividends and distributions paid to shareholders of certain funds. Section 19(a) and related Rule 19a-1 of the Investment Company Act generally require funds that are making dividend and distribution payments to provide shareholders with a written statement disclosing the source of the dividends and distributions, and, in particular, the portion of the payments made from each of net investment income, undistributed net profits and/ or paid-in capital. In connection with the contemplated proceedings, the staff may seek a cease and desist order and/or monetary damages from
SBFM or SBAM.
Although there can be no assurance, SBAM believes that this matter is not likely to have a material adverse effect on the Fund or SBAM's ability to perform investment management services relating to the Fund.